

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 4546

August 31, 2009

Via U.S. Mail and facsimile 818-879-6754

Mr. C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362-7300

Re: Dole Food Company, Inc. (the "Company")
Financial statements to be filed in Form S-1 registration statements
File No. 333-161345

Dear Mr. Carter:

We have received your letter dated August 24, 2009 requesting this Division accept the Company's proposed financial statement presentation to be included in a registration statement filed on Form S-1. Specifically, you have requested that we not object to the exclusion of Westlake Wellbeing Properties, LLC ("Westlake") from the historical financial statements reflecting the reorganization of entities under the common control of DHM Holding Company ("Holding") with the exception of certain debt related to Westlake that will be assumed by the Company.

We understand that the Company is participating in a reorganization of entities under common control of Holdings in order to facilitate the initial public offering of the Company's stock. In order to effect the transaction, the Company will hold a majority stake in Westlake at one point prior to transferring its interest in Westlake to a separate entity owned by David H. Murdoch, controlling shareholder of Holdings. You have represented that the operations of Westlake are unrelated to the historical operations of the Company and have been managed and financed autonomously.

You do not believe that presenting Westlake within the consolidated financial statements at effectiveness would be meaningful to potential investors in the offering. With the exception of the debt secured by the Westlake hotel to be assumed by the Company and to be repaid from offering proceeds, Westlake will be spun-off prior to effectiveness. Also, with the exception of the assumed debt, the financial statements of the Company will be consistent with those that have been filed in periodic reports with the Commission as a voluntary filer.

Based upon the information included in your letter and discussed in the teleconference on August 28, 2009, we will not object to your proposal. Materially new or different facts and circumstances could result in different conclusions. If you have any questions about this letter, please contact me at (202) 551-3403.

Sincerely,

Steven Jacobs
Associate Chief Accountant